UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

21 December 2017

Commission File No. 001-32846

____________________________

 CRH public limited company

(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be filed and incorporated by reference the in Registration Statements on Form S−8 (Nos. 333-202772, 333-6040, 333-173246, 333−165870, 333-90808, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

Board Change

21 December 2017

CRH plc, the international building materials group, announces that Mr. Ernst Bärtschi has retired from the CRH Board with effect from 20 December 2017.

Commenting on this, CRH Chairman, Nicky Hartery said,

"On behalf of the Board I would like to thank Ernst for his commitment and service to CRH over the last six years, and wish him every success in the future."

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For further information, please contact CRH plc at Dublin 404 1000 (+353 1 404 1000)

Frank Heisterkamp Head of Investor Relations

About CRH

CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is a leading global diversified building materials group, employing c.87,000 people at c.3,800 operating locations in 31 countries worldwide. With a market capitalisation of c.€25 billion (December 2017), CRH is the largest building materials company in North America and the second largest worldwide. The Group has leadership positions in Europe as well as established strategic positions in the emerging economic regions of Asia and South America. CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, housing and commercial projects. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index, the EURO STOXX 50 index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE. For more information visit

www.crh.com ..

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 21 December 2017
By:___/s/Neil Colgan___
N.Colgan
Company Secretary